(ZOLL Letterhead)

March 4, 2010

Via EDGAR and Federal Express

Mr. Kevin L. Vaughn, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZOLL Medical Corporation

Form 10-K for fiscal year ended September 27, 2009

Filed December 10, 2009

File No. 0-20225

Dear Mr. Vaughn:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to ZOLL Medical Corporation (the “Company”) dated February 22, 2010 (the “Comment Letter”), with respect to the Company’s Form 10-K, file Number 0-20225 (the “Form 10-K”), which was filed with the Commission on December 10, 2009.

Set forth below are the Company’s responses to the comments made in the Comment Letter. For reference purposes, the text of the comments has been reproduced below, and the Company’s response follows it.

Form 10-K for fiscal year ended September 27, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Estimates, page 53

— Goodwill, page 58

Comment No. 1

Please revise your disclosure here to clearly indicate the number of reporting units identified in connection with your goodwill impairment testing. In order to provide investors with greater insight into the probability of a future material impairment charge, please also revise your disclosures here in future filings to address the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:

•	Disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test.

•	Disclose the amount of the goodwill allocated to the reporting unit.

•	Describe the methods and key assumptions used and how the key assumptions were determined.

•

Discuss the degree of uncertainty associated with the key assumptions. In this regard, describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

•	To the extent the valuation assumptions and methodologies used for valuing goodwill change in future periods, disclose the reasons for the changes and the impact of the changes.

Response to Comment No. 1

In response to the Staff’s comment, we will revise future filings to indicate the number of reporting units identified in connection with our goodwill impairment testing. Additionally, we supplementally advise you that as at its fiscal year end (September 27, 2009) and through the filing date of its fiscal 2009 Form 10-K (December 10, 2009), the Company had concluded that none of its reporting units with material amounts of goodwill were at risk of failing step one of its fiscal year 2009 goodwill impairment testing. In future filings, we will state that conclusion in our disclosures unless we conclude that one or more reporting units with material amounts of goodwill are at risk of failing step one. If we conclude that one or more reporting units with material amounts of goodwill are at risk of failing step one, we will provide the disclosures noted above as applicable.

Note O - Segment and Geographic Information, page 95

Comment No. 2

We note your disclosure of revenues by geographic segment. If revenues from customers attributed to any individual country are material, please revise future filings to disclose those revenues separately. Refer to paragraph 280-10-50-41 of FASB Accounting Standards Codification.

Response to Comment No. 2

In response to the Staff’s comment, we will revise future filings to disclose separately, in accordance with paragraph 280-10-50-41, if material, revenues from external customers attributed to an individual foreign country, as well as the basis for attributing revenues from external customers to individual countries. We supplementally advise you that no one customer or individual country comprised a material portion of our revenue. If no revenues attributed to an individual foreign country are deemed material, we will so state in the disclosure.

We hereby acknowledge and confirm the following with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments doe not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

If you have any inquires or wish to have a discussion regarding the enclosed matters, please contact the undersigned at (978) 421-9655.

Sincerely,

/s/ A. Ernest Whiton
A. Ernest Whiton
Vice President of Administration & Chief Financial Officer

cc:	Richard A. Packer

Chief Executive Officer

Stephen Korn

Vice President and General Counsel

Raymond C. Zemlin

Goodwin Procter LLP